UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2023

Value Add Growth REIT IV, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

85-26000369

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT IV LLC, unless the context indicates otherwise.

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Item 3

Financial statements

DF Growth REIT IV, LLC Index

DF Growth REIT IV, LLC
Balance Sheet
As of June 30, 2023 (Unaudited)

As of JUNE 2023
ASSETS
Deferred Offering Costs	$48,783.00
TOTAL ASSETS	$48,783.00

LIABILITIES & EQUITY

LIABILITIES
Accounts payable	$28,783.00
Due to Related Party	$20,000.00
TOTAL LIABILITIES	$48,783.00

EQUITY
Capital (Units of Capital available: 20,000,000)	$-
Accumulated Deficit	$-
TOTALEQUITY	$-

TOTAL LIABILITIES & EQUITY	$48,783.00

DF Growth REIT IV, LLC

Statement of Operations
For the six months ended June 30, 2023 (Unaudited)

As of JUNE 2023
REVENUE
Rental Property Revenue	$-
Other Income	$-
TOTAL REVENUE	$-

EXPENSES
Operating Expenses	$-
General and Administrative Expenses	$-
TOTAL EXPENSES	$-

NET PROFIT/LOSS	$-

DF Growth REIT IV, LLC

Statement of Members’ Equity

For the six months ended June 30, 2023 (Unaudited)

DF Growth REIT IV, LLC

Statement of Cash Flows
For the six months ended June 30, 2023 (Unaudited)

As of JUNE 2023
OPERATING ACTIVITIES
Net Loss	$-
Increase in deferred offering costs	$-
Increase in accrued expenses	$-
Increase in accounts payable	$-
Increase in dividends payable	$-
Increase in related party payable	$-
Increase in subscriptions received in advance	$-
Net cash (used in) operating activities	$-

INVESTING ACTIVITIES
Purchase of real estate and improvements to real estate	$-
Net cash used in investing activities	$-

FINANCING ACTIVITIES
Proceeds from the issuance of Class A shares	$-
Paid to investors for dividends	$-
Net cash provided by financing activities	$-

NET INCREASE IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents, beginning of period	$-
Cash and cash equivalents, end of period	$-

Value Add Growth REIT IV, LLC

Notes to the Financial Statements

June 30, 2023

Note 1 – Nature of Operations

Value Add Growth REIT IV, LLC (the “Company”) is a limited liability company organized July 5, 2022 under the laws of Delaware. The Company was formed to purchase and invest in certain real estate properties and projects such as multifamily and commercial real estate.

As of June 30, 2023, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member’s equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Revenue Recognition

The Company recognizes revenue when it: (1) identifies the contract with a customer; (2) identifies the performance obligations in the contract; (3) determines the transaction price; (4) allocates the transaction price to performance obligations; and (5) recognizes revenue when (or as) the Company satisfies a performance obligation.

Purchase Accounting for Acquisitions of Real Estate

Effective July 5, 2022 (inception), the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio quarterly to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2023.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Net Earnings or Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per unit if their inclusion would be anti-dilutive. As no potentially dilutive items exist and no membership units are outstanding as of June 30, 2023, the Company has not presented basic net loss per unit or diluted net loss per unit.

Note 3 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not commenced planned principal operations, plans to incur additional costs in pursuit of its capital financing plans, and has not generated any revenues as of June 30, 2023. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

Note 4 – Member’s Equity

The Company is managed by DF Manager, LLC, a related party. The Company has authorized 20,000,000 shares of LLC interests, consisting of 1,000,000 Common Shares and 19,000,000 Investor Shares. The Sponsor owns all of the Common Shares effective on July 5, 2022 (inception).

The Company may divide the Investor Shares into one or more classes and designate rights and privileges to share classes. The Company adopted an authorizing resolution designating 7,500,000 of its investor shares as Class A Investor Shares. Class A Investor Shares were designated certain rights and privileges, including: A) A policy on distributions of operating cash flows dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non-compounded 7% annual return on unreturned investments, third to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), and fourth 65% to Class A Investor Shares and 35% to Common Shares. B) A policy on distributions of net capital proceeds dictating that distributions to members are first to repay any member loans, second to holders of Class A Investor Shares until they have received their cumulative preferred returns of a non -compounded 7% annual return on unreturned investments, third to Class A Investor Shares until they have received full return of their allocated capital from the capital transactions, fourth to holders of Common Shares in an amount equal to the catchup return (as defined in the operating agreement, generally as the amount that bears the same proportion to the aggregate investor preferred return paid through such date as 35 bears to 65), fifth 65% to Class A Investor Shares and 35% to Common Shares until Class A Investor Shares have received their targeted internal rate of return of 12%, and sixth 50% to Class A Investor Shares and 50% to Common Shares. C) Class A Investor Shares may be withdrawn by holders with 90 days’ notice under certain terms defined in the Company’s operating agreement.

Investors do not have the right to cause the Company to re-purchase (redeem) their Class A Investor Shares.

No membership units have been issued and no capital has been contributed to the Company as of June 30, 2023.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Note 5 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2023, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, Inc., Sponsor

The Sponsor will charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner–a joint venture–the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partner in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price.

The Sponsor is entitled to an Organization & Offering Expense Reimbursement for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering. The Organization & Offering Expense Reimbursement may not exceed 10% of the capital raised from the sale of Class A Investor Shares.

The Sponsor will charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor may, in its sole discretion, require the payment of the asset management fee up to five years in advance, which shall be non-refundable.

Related Party Payable

The above-mentioned Sponsor, DiversyFund, Inc., paid $20,000 for various offering costs on behalf of the Company. This amount is owed back to the Sponsor and will be repaid once the offering obtains sufficient liquidity.

Note 7 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through December 31, 2023, the date the financial statements were available to be issued.

Offering Proceeds

The Company initiated a Regulation A offering of its Class A Investor Shares on September 27, 2023, the date the offering was qualified by the SEC. Per the Offering Circular, the Company is authorized to raise $75 million. As of December 31, 2023, the Company has raised $210,800.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 18, 2024.

DF Growth REIT IV, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio,

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. January 18, 2024

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. January 18, 2024

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